

July 6, 2015

Via E-mail
Raymond J. Quinlan
Executive Chairman and Chief Executive Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

> **Re: SLM Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-13251**

Dear Mr. Quinlan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 1. Business

Supervision and Regulation, page 10

1. Please confirm that in future filings, as applicable, you will not include the language contained in the third sentence of your Overview section that seeks to qualify your descriptions of applicable laws and regulations; you are responsible for the information contained in your Annual Report.

Item 11. Executive Compensation, page 75

Definitive Proxy Statement on Schedule 14A

Pre-Spin-Off MIP Computations, page 43

2. Please describe the reasons that the Nominations, Governance and Compensation

Committee exercised its downward discretion in lowering the 2014 Post-Spin-Off Corporate Performance Bonus Component approximately 20% from the 2014 Post-Spin-Off Target Bonus Amount you disclosed on page 44.

Note 2 – Significant Accounting Policies, page F-12

Allowance for Private Education Loan Losses, page F-14

3.   We note your disclosure that you have a 120 day charge-off period, which is down from your prior policy of a 212 day charge-off period. Additionally, on page 21 you state that in light of the change in your charge-off policy, you have revised your default aversion strategies to now focus more on loans 30 to 120 days delinquent. Lastly, we note that you disclose on page 2 that approximately 90 percent of your loans are cosigned. Please respond to the following:
- Tell us in more detail how the amount of the charge-off at 120 days is determined given the high percentage of your loans that are cosigned.
- Describe to us the procedures you take with respect to the cosigner prior to charging off the loan at 120 days past due.
- Tell us whether in all instance you seek action with the cosigner prior to charging off the loan at 120 days past due.
- Tell us in more detail about the default aversion strategies you take on the loans that are past due and whether the actions differ from the strategies previously performed under your old charge-off policy.

Troubled Debt Restructurings, page F-15

4.   We note your disclosure that your troubled debt restructuring (TDR) portfolio is comprised mostly of loans with interest rate reductions and forbearance usage greater than three months. We also note your disclosure on page F-23 that your forbearance policies include limits on the number of forbearance months granted consecutively and the total number of forbearance months granted over the life of the loan. Please respond to the following:
- Clarify whether in all instances you would classify a loan as a TDR if more than one three-month forbearance period was granted to a borrower over the life of the loan. If not, please tell us the circumstances when you would not consider multiple three-month forbearance periods to be a TDR.
- Tell us how you consider the existence of a cosigner in deciding whether to offer a concession or forbearance on a loan. For example, tell us whether you grant concessions on student loans where cosigners exist.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant